February 22, 2006

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Watsco, Inc.
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 1-5581

Ladies and Gentlemen:

Set forth below is the response of Watsco, Inc., a Florida corporation (the “Company”), to the Staff’s additional comments provided in the letter dated February 13, 2006 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2004 (the “Form 10-K”), which was reviewed by John Cash and Jennifer Thompson of the Staff.

In responding to the Staff’s comments in the Comment Letter, we have, for convenience, referred to the headings and numbers used in the Comment Letter. Additionally, reference should also be made to the original responses provided by the Company dated February 7, 2006 and January 12, 2006 to the Staff’s original Comment Letters dated January 25, 2006 and December 15, 2005, respectively.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements for the Year Ended December 31, 2004

Consolidated Statements of Income

1. The Company advises the Staff that each reporting period we will evaluate whether our two classes of stock, Common stock and Class B common stock, continue to yield the same earnings per share (“EPS”) calculation before presenting a combined EPS number on the face of our Consolidated Statements of Income. Also, beginning with the filing of our Form 10-K for the year ended December 31, 2005, and in our future Exchange Act filings, we will disclose the calculation of EPS for each class of common stock separately in our Notes to the Consolidated Financial Statements in accordance with paragraph 61(d) of Statement of Financial Accounting Standards No. 128 Earning per Share (“SFAS 128”). Our disclosure will include both the numerator and the denominator used in our calculations, in accordance with paragraph 40(a) of SFAS 128.

We trust that you will find the foregoing responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at (305) 714-4115 if you require further information.

Sincerely,

/s/ Ana M. Menendez
Ana M. Menendez Chief Financial Officer